UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 29, 2015, NeuroDerm Ltd. (“NeuroDerm” or the “Company”) held its 2015 Annual General Meeting of Shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on three proposals, which were described in the notice and proxy statement relating to the Annual Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 6, 2015). Each proposal voted on at the Annual Meeting and listed below was approved in accordance with the relevant majority requirements under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

(1)	Re-election of Mr. Uwe Wascher as a Class I director of the Company, to serve as a director for a three-year term, until the Company’s annual general meeting of shareholders in 2018, and until his successor is duly elected and qualified.

(2)	Ratification of the re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent, external auditors for the year ending December 31, 2015 and for the period until the Company’s next annual general meeting of shareholders, and authorization of the Company’s board of directors, with power of delegation to its audit committee, to set the fees to be paid to such auditors.
(3)	Approval, in accordance with the requirements of the Companies Law, of an option grant to Dr. Oded Lieberman, NeuroDerm’s Chief Executive Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

By:	/s/ Roy Golan
Name:	Roy Golan
Title:	Chief Financial Officer

Dated: November 2, 2015